UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2019

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Corporate Presentation

In January 2019, Taiwan Liposome Company, Ltd. (the “Company”) updated its corporate presentation that it intends to use in conferences and meetings with investors. The Company has made the presentation available on the “News & Events - Events & Presentations” subsection of the “Investors” tab of its website. A copy of the presentation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Statements

This Current Report on Form 6-K and the corporate presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. Forward-looking statements contained in this presentation include, without limitation, statements about the progress, timing, clinical development and scope of clinical trials and the reporting of clinical data for the Company’s product candidates; the potential clinical benefit of the Company’s product candidates; and the timing and outcome of discussions with regulatory authorities. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any critical trial is inherently uncertain and that any of our product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval. Other factors that may cause the Company’s actual results to differ from current expectations are discussed under the “Risk Factors” section of the Company’s prospectus dated November 21, 2018 filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission. Except as required by law, the Company assumes no obligation to update any forward-looking statements contained in the corporate presentation to reflect any change in expectations, even as new information becomes available.

Exhibits

Exhibit Number	Exhibit Description

99.1	Corporate Presentation of Taiwan Liposome Company, Ltd., dated January 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: February 1, 2019	By:	/s/ George Yeh
Name: George Yeh
Title: President